EXHIBIT 99.2

Pan American Silver Announces Filing of Audited 2006 Financial Report, AIF and Information Circular

VANCOUVER, British Columbia, March 30, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) (the "Company") today reports that it has filed with the applicable Canadian securities regulatory authorities on SEDAR the following documents (the "Documents"): (i) year-end 2006 audited financial statements and management's discussion and analysis in relation thereto; (ii) notice of 2007 annual general meeting and information circular, together with the form of proxy; and (iii) the Company's 2006 annual information form. The Company concurrently filed the Documents, by way of Form 6-K and Form 40-F, as applicable, with the United States Securities and Exchange Commission ("SEC") on EDGAR.

The Documents have also been made available on the Company's website at www.panamericansilver.com.

No Restatement of U.S. GAAP Reconciliation Note Disclosure

The Company will not be restating the reconciliation note that is included in its financial statements pursuant to United States generally accepted accounting principles ("U.S. GAAP"), as was previously anticipated.

On February 21, 2007 the Company announced it would be restating its U.S. GAAP reconciliation note that is included in the financial statements for the years ended December 31, 2003, 2004 and 2005, to include non-cash charges relating to the fair value of the Company's outstanding share purchase warrants. The Company was responding to announcements regarding an interpretation by the SEC (the "Interpretation") of U.S. accounting rules contained in the Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, which determines the applicable U.S. accounting treatment of the Company's outstanding share purchase warrants. The Company reports in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and provides a reconciliation of Canadian GAAP to U.S. GAAP in a note to its financial statements. The Company understood that the Interpretation would require that share purchase warrants with an exercise price denominated in a currency other than a company's functional currency must be classified as a liability at their fair value with any changes in the fair value being recorded as gains or losses and included in the calculation of such company's U.S. GAAP earnings. In these circumstances, a loss (or gain) would be recorded by such company when the value of the share purchase warrants increased (or decreased).

The Company has become aware, through consultation with its accounting advisors, that significant uncertainty remains regarding the accounting implications of the Interpretation and that the Financial Accounting Standards Board ("FASB") is expected to provide further clarification and guidance in respect of U.S. GAAP accounting for share purchase warrants denominated in a currency other than an issuer's functional currency. Consequently, the Company has decided it will not restate its U.S. GAAP reconciliation note disclosure pending further clarification and guidance from FASB.

If the Company had applied the accounting treatment indicated by the Interpretation to the U.S. GAAP reconciliation note for the financial year ended December 31, 2006, the Company would record an additional mark-to-market loss arising from the fair valuation of share purchase warrants. This would result in a non-cash downward adjustment to earnings of $21.6 million for the year ended December 31, 2006 under U.S. GAAP.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

This news release contains "forward-looking information" within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and applicable Canadian securities legislation. Statements in this news release that contain forward-looking information include, but are not limited to, statements as to the financial strength and achievements of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans," "projects," or "projected," "expects," or "does not expect," "is expected," "estimates," "forecasts," "scheduled," "intends," "anticipates" or "does not anticipate," or "believes," or variations of such words and phrases, or statements that certain actions, events or results "may," "can," "could," "would," "might" or "will be taken," "occur" or "be achieved." Statements containing forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Pan American Silver and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: risks related to technological and operational nature of the Company's business; changes in the political or economic environment; the interpretation of drill results and the geology, continuity and grade of mineral deposits; actual results of current exploration activities; conclusions of economic evaluations; fluctuations in the price of silver, gold and other base metals; as well as those factors described in the sections relating to risk factors of Pan American Silver's business filed in the Company's required securities filings on SEDAR. There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

CONTACT:

Pan American Silver Corp.
Alexis Stewart, Director Corporate and Investor Relations
(604) 684-1175
astewart@panamericansilver.com